Butterfield Reports Full Year 2016 and Q4 2016 Results

•	Full year 2016 net income of $115.9 million, up $38.2 million over 2015; net income per share of $1.18, down $0.05 per share over 2015

•	Full year 2016 core earnings(1) of $138.6 million, up $24.7 million or $2.48 per share, up $0.53 per share over 2015(2)

•	All outstanding preference shares redeemed for cancellation

•	Board declared a dividend for the quarter ended 31 December 2016 of $0.32 per common share

Hamilton, Bermuda –13 February 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (BSX: NTB.BH; NYSE: NTB) today announced net income for the year ended 31 December 2016 of $115.9 million, an increase of $38.2 million compared to $77.7 million earned a year ago. The $42 million premium on the preference share redemption resulted in a $0.05 per share decrease in earnings per share to $1.18. After removing the effects of non-core items, core earnings(1) for the full year were $138.6 million, an increase of $24.7 million compared to 2015. The Board declared a dividend for the quarter ended 31 December 2016 of $0.32 per common share, a three-fold increase from the prior quarter and the same quarter in the previous year.
Michael Collins, Butterfield’s Chief Executive Officer, said, “In 2016, Butterfield executed its strategy by completing a successful initial public offering on the New York Stock Exchange, improving liquidity for shareholders and providing the Bank with access to international capital. Our Community Banking and Wealth Management businesses performed well in 2016, leading to a 22% increase in core net income. During the year, we acquired and successfully integrated HSBC's wealth management business in Bermuda and completed the wind-down of our UK private bank. Having repositioned the Bank to jurisdictions in which we have scale, we are now focused on growing our community banking market share while cautiously expanding our wealth management business through trust acquisitions.
“Butterfield’s business model produces high risk-adjusted returns relative to our US regional bank peers. In 2016, we recorded core return on average common tangible equity of 20% without the level of credit exposure inherent in a typical US regional bank. Butterfield has an $11 billion balance sheet comprising $3.6 billion in loans and $7.2 billion in cash and securities, which are invested primarily in US government agency securities. With high barriers to entry in each of our jurisdictions, we are uniquely positioned to service the global private wealth emanating from Asia, Europe, and Latin America.

(1)    See the table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.
(2)     Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016

“Following the successful IPO, we used $212 million of capital to repurchase all of the outstanding preferred shares eliminating $16 million of annual preference dividends and government guarantee fees, funds that we expect to deploy for the benefit of our common shareholders. The Bank’s shares have performed well, increasing in value by approximately 40% since the IPO. The Board has declared a common dividend of $0.32 per share for Q4 2016, which is more than three times the $0.10 quarterly dividend paid to common shareholders for the fourth quarter of 2015.”
Michael Schrum, Butterfield’s Chief Financial Officer, said, “Butterfield performed well in 2016, delivering year-over-year improvements in both non-interest income and net interest income.
“2016 non-interest income rose by $7.3 million on a combination of increased banking fee revenues, trust services revenues and asset management revenues, which were enhanced by the acquisition of the HSBC Bermuda private banking investment management and trust businesses in Bermuda during the second quarter.
“The HSBC acquisition was largely responsible for the year-on-year increase in deposits of nearly $1 billion, which, against a backdrop of limited loan demand in our core markets, drove the Bank to direct more funds to its investment portfolio, which grew from $3.2 billion at year-end 2015 to $4.4 billion at year-end 2016. Funds were invested primarily in US government agency securities and 93.7% of the Bank’s investment portfolio is held in A-or-better-rated securities.
“The asset quality of the Bank’s loan portfolio is similarly strong, with non-performing loans as a percentage of total loans amounting to 1.6%.
“Operating expenses rose just $0.7 million to $285.9 million in 2016, despite increased salary and related costs resulting from the HSBC Bermuda acquisition, significant redundancy costs associated with the London wind-down and $8.5 million of costs associated with the vesting of performance-based options triggered by the IPO in September.
“Significant core-expense savings were realised through the reduction of professional and outside services costs, which decreased by $8.8 million in 2016, driving and improvement in the Bank’s core efficiency ratio of 220 basis points to 63.8%.
“The increase in December 2016 to the benchmark US dollar interest rate led the Bank to increase both its Cayman prime rate and Bermuda dollar base rate by 25 basis points; the latter representing the first such increase in eight years. This change, along with potential future rate adjustments to be implemented concurrently with the US Federal Reserve funds rate increases anticipated in 2017 and beyond, are expected to improve a widening of Butterfield’s interest spreads, which would in turn lead to expansion in our net interest margin and net interest income.”
Capital Management
Consistent with global banking industry reform, Bermuda banks began the implementation of the Basel III framework during 2016, which is improving the Bank’s loss absorption capabilities and introducing new regulatory liquidity rules. As the Bank has strong organic capital generation and high quality capital, Butterfield is well positioned and can continue to serve customers with new loans, deposit products and general banking services, as well as meet emerging regulatory capital requirements.
The current total capital ratio as at 31 December 2016 was 17.6% as calculated under Basel III, which was effective for reporting purposes beginning on 1 January 2016. As of 31 December 2015, the Bank reported its total capital ratio under Basel II at 19.0%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.32 per common share to be paid on 27 March 2017 to shareholders of record on 13 March 2017, which represents a significant increase in dividend return for investors from the prior year.
As was previously noted, the Bank redeemed for cancellation all of the outstanding preference shares. This eliminated approximately $16 million of dividend and guarantee fees for the preference shares which will be accretive to common shareholders. The Bank also purchased an outstanding warrant for cancellation for $0.1 million during the period.
Share Repurchase Activity
Under the Bank’s share buy-back programmes, the total shares acquired or purchased for cancellation during the year ended 31 December 2016 amounted to 97,053 common shares to be held as treasury shares at an average cost of $16.36 per share (total cost of $1.6 million). All outstanding preference shares were repurchased during the year ended 31 December 2016 for a total of $212.1 million.
On 19 February 2016, the Board approved, with effect from 1 April 2016, the 2016 common share buy-back programme, authorising the purchase for treasury of up to 0.8 million common shares. The repurchase of shares pursuant to the buy-back programme is subject to the approval of the Bermuda Monetary Authority (“BMA”). However, the Bank has no current plans to repurchase any common shares under this programme which expires on 31 March 2017.

ANALYSIS AND DISCUSSION OF YEAR-END RESULTS

Income statement	Quarter ended 31 December (Unaudited)			Year ended 31 December (Audited)
(in $ millions)	2016	2015	Movement	2016	2015	Movement
Non-interest income	38.8	37.3	1.5	147.5	140.2	7.3
Net interest income before provision for credit losses	66.8	61.2	5.6	258.5	239.3	19.2
Total net revenue before provision for credit losses and other gains (losses)	105.6	98.5	7.1	406.0	379.5	26.5
Provision for credit losses	0.9	(2.6)	3.5	(4.4)	(5.7)	1.3
Total other gains (losses)	0.8	(10.3)	11.1	1.0	(9.4)	10.4
Total net revenue	107.3	85.6	21.7	402.6	364.3	38.3
Non-interest expenses	(71.9)	(87.2)	15.3	(285.9)	(285.2)	(0.7)
Total net income before taxes	35.4	(1.6)	37.0	116.7	79.0	37.7
Income tax expense	—	(0.7)	0.7	(0.7)	(1.3)	0.6
Net income	35.4	(2.3)	37.7	115.9	77.7	38.2
Dividends and guarantee fee of preference shares	(3.4)	(4.2)	0.8	(15.7)	(16.5)	0.8
Premium paid on preference shares bought back	(41.9)	—	(41.9)	(41.9)	—	(41.9)
Net earnings attributable to common shareholders	(9.9)	(6.5)	(3.4)	58.4	61.2	(2.9)

Net earnings per share
Basic (1) (2)	(0.19)	(0.14)		1.20	1.25
Diluted (1) (2)	(0.19)	(0.14)		1.18	1.23

Per diluted share impact of premium paid on preference share redemption (1) (2) (3)	0.77	—		0.84	—
Per diluted share impact of other non-core items (1) (2) (3)	0.04	0.64		0.46	0.72
Core earnings per share on a fully diluted basis (1) (2) (3)	0.62	0.50		2.48	1.95

Adjusted weighted average number of participating shares on a fully diluted basis (1) (2) (in thousands of shares)	54,651	47,267		49,611	49,844

Key financial ratios
Return on average assets	1.3%	(0.1)%		1.1%	0.8%
Core return on average tangible assets (3)	1.3%	1.1%		1.3%	1.1%
Return on common equity	(5.2)%	(4.4)%		8.9%	10.1%
Core return on average tangible common equity (3)	19.3%	17.7%		20.5%	17.6%
Net interest margin	2.45%	2.48%		2.45%	2.48%
Core efficiency ratio (3)	65.6%	63.7%		63.8%	66.0%

(1)
Includes both common and, for the three-month period ended 31 March 2015, contingent value convertible preferred equity. The contingent value convertible preferred equity was converted to common equity as of 31 March 2015.

(2)	Comparative information revised as a result of the 10-for-1 reverse share split effected 6 September 2016.

(3)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	31 December 2016		31 December 2015
Cash due from banks	2,102		2,289
Securities purchased under agreement to resell	149		—
Short-term investments	520		409
Investments in securities	4,400		3,224
Loans, net of allowance for credit losses	3,570		4,000
Premises, equipment and computer software	168		183
Goodwill and intangibles	62		51
Other assets	133		119
Total assets	11,104		10,276

Total deposits	10,034		9,182
Other liabilities	242		226
Long-term debt	117		117
Total liabilities	10,393		9,525
Preference shareholders' equity	—		183
Common shareholders’ equity	711		567
Total shareholders' equity	711		750
Total liabilities and shareholders' equity	11,104		10,276

Key Balance Sheet Ratios:	31 December 2016		31 December 2015
Common equity tier 1 capital ratio	15.3%	(1)	N/A	(2)
Tier 1 capital ratio	15.3%	(1)	16.2%	(2)
Total capital ratio	17.6%	(1)	19.0%	(2)
Leverage ratio	5.8%	(1)	N/A	(2)
Risk-Weighted Assets (in $ millions)	4,365.4		4,304.1
Risk-Weighted Assets / Total Assets	39.9%		41.9%
Tangible common equity ratio	5.9%		5.1%
Tangible total equity ratio	5.9%		6.8%
Non-accrual loans/gross loans	1.3%		1.6%
Non-performing assets/total assets	0.5%		0.7%
Total coverage ratio	91.3%		75.6%
Specific coverage ratio	24.2%		29.3%

(1)
Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

(2)	Prior to 1 January 2016, the Bank’s regulatory capital was determined in accordance with Basel II guidelines issued by the BMA.

QUARTER ENDED 31 DECEMBER 2016 COMPARED WITH THE QUARTER ENDED 31 DECEMBER 2015
Net Income
Net income for the quarter ended 31 December 2016 was $35.4 million, up $37.7 million from a loss of $2.3 million in the same quarter one year ago. Core net income for the fourth quarter of 2016 was $37.1 million, an increase of $9.3 million from $27.8 million in 2015, after excluding non-core expenses and gains and losses outside the course of normal business of $1.7 million in 2016 and $30.1 million in 2015.
The $37.7 million increase in net income in the quarter ended 31 December 2016 was due principally to the following:

•
$5.6 million increase in net interest income before provision for credit losses, principally from higher interest earned on investments due to higher balances in the Bermuda and Cayman portfolios, as well as a decrease in interest expense on deposits due to decreased rates across several jurisdictions;

•
$1.5 million increase in non-interest income, principally as a result of the recent acquisition of HSBC Bermuda’s private banking investment management and trust businesses, which drove increases in trust and asset management revenue as well as increased banking fees from revised fee schedules in certain jurisdictions and increased volumes on credit card transactions;

•
$11.1 million increase in other gains and losses, principally as a result of $1.0 million gains realised in 2016 upon the sale of certain AFS securities and $0.6 million from a liquidation distribution payment received on a pass-through note investment (formerly a SIV), the latter of which management considers non-core. In the prior year, other losses included $4.4 million on sales of certain AFS securities and $5.1 million of impairment of fixed assets due to the wind-down in our UK jurisdiction;

•
$8.3 million decrease in professional and outside services, primarily as a result of non-core charges relating to the investigation of an international listing incurred in 2015, which did not occur in 2016; and

•
$3.7 million decrease in salaries and other employee benefits due to early retirement and severance expenses recorded in the fourth quarter of 2015, which management considers non-core. Slightly offsetting this decrease was an increase in core salary costs, which was due to a higher headcount resulting from the recent business acquisition.

The net interest margin decreased by 0.03% to 2.45% for the quarter ended 31 December 2016 primarily as a result of lower yields on investments due to lower long-term treasury rates in the first nine months of 2016, which was partially offset by higher yields on loans as well as lower cost of deposits due to lower rates.
Non-Core Items
Non-core items decreased by $28.4 million to $1.7 million in the quarter ended 31 December 2016 from $30.1 million in the fourth quarter of 2015. Non-core items for the period comprised:

•
Business acquisition expenses of $1.1 million related to the acquisition in Bermuda of HSBC’s private banking investment management and trust businesses, which was composed equally of technology and communication expenses, professional and other outside services expenses, and salaries and other employee benefits expenses;

•
Restructuring charges of $0.5 million, which represented professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK;

•	Gains on AFS from a liquidation distribution payment of $0.6 million received from the Avenir pass through note, our last remaining structure investment; and

•	Other losses of $0.7 million due to the adjustment to a holdback payable on a previous acquisition.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

YEAR ENDED 31 DECEMBER 2016 COMPARED WITH THE YEAR ENDED 31 DECEMBER 2015
Net Income
Net income for the year ended 31 December 2016 was $115.9 million, up $38.2 million from $77.7 million in 2015, an increase of 49.1%. After excluding non-core expenses and gains and losses outside the course of normal business of $22.7 million in 2016 and $36.2 million in 2015, core net income for 2016 was $138.6 million, an increase of $24.7 million from $113.9 million in 2015.
The $38.2 million increase in net income for the year ended 31 December was due principally to the following:

•
$19.2 million increase in net interest income before provision for credit losses, principally from higher interest earned on investments due to higher balances in the Bermuda and Cayman investment portfolios, as well as a decrease in interest expense on deposits due to decreased rates across several jurisdictions;

•
$7.3 million increase in non-interest income, principally as a result of the recent acquisition of HSBC Bermuda’s private banking investment management and trust businesses, which drove increases in trust and asset management revenue as well as increased banking fees from revised fee schedules in certain jurisdictions and increased volumes on credit card transactions;

•
$8.8 million decrease in professional and outside services, primarily as a result of non-core charges relating to the investigation of an international listing incurred in 2015, which did not occur in 2016; and

•
$5.1 million increase in salaries and other employee benefits, driven primarily by the $8.8 million non-core expense relating to the vesting of the 2010 legacy employee stock option plan as described above.

The net interest margin for the year decreased by 0.03% to 2.45% in 2016 primarily as a result of to lower yields on investments due to lower long-term treasury rates, which was partially offset by higher yields on loans as well as lower cost of deposits due to lower rates.

Non-Core Items
Non-core items decreased by $13.5 million to $22.7 million for the year ended 31 December 2016 from $36.2 million in 2015. Non-core items for the period comprised:

•
The expense recognised for the vesting of the outstanding legacy 2010 performance options as described above, which led to $8.5 million in salaries and other employee benefits expenses, and a payroll tax expense of $0.3 million;

•
Expenses associated with an internal review and account remediation programme of US person account holders for potential violations of US laws regarding non-compliance with US tax law obligations amounting to $1.6 million, which was composed primarily of professional and outside services fees and technology and communication expenses;

•
Business acquisition expenses of $3.2 million related to the acquisition in Bermuda of HSBC’s private banking investment management and trust business, which was composed of technology and communication expenses, professional and other outside services expenses, and salaries and other employee benefits expenses;

•
Restructuring charges of $6.3 million, which represented professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•	Other losses of $0.9 million due to the adjustment to a holdback payable on a previous acquisition.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

BALANCE SHEET COMMENTARY AT 31 DECEMBER 2016 COMPARED WITH 31 DECEMBER 2015
Total Assets
Total assets of the Bank were $11.1 billion at 31 December 2016, up $0.8 billion from 31 December 2015. The Bank maintained a highly liquid position at 31 December 2016, with $6.1 billion of cash and demand deposits with banks and short and long-term investments, excluding held-to-maturity investments, representing 55.0% of total assets, compared with 50.8% at 31 December 2015.
Loans Receivable
The loan portfolio totalled $3.6 billion at 31 December 2016, down $0.4 billion from year-end 2015.  The movement was due primarily to paydowns in commercial and government lending and lower new residential mortgages loans written. Other drivers of this decrease included unfavourable exchange rate movements, which resulted in approximately $0.1 billion of the decrease.
Allowance for credit losses at 31 December 2016 totalled $44.2 million, a decrease of $5.1 million from year-end 2015. The movement was due to the charge-off of several specific provisions offset by higher general provisioning rates in several jurisdictions due to decreased sovereign credit ratings on countries where those jurisdictions had loan exposure.
The loan portfolio represented 32.2% of total assets at 31 December 2016 (31 December 2015: 38.9%), whilst loans as a percentage of customer deposits decreased from 43.6% at year-end 2015 to 35.7% at 31 December 2016, both of which are due to increased deposits and increased liquid assets resulting from the proceeds of the recent common share issuance relative to the loan portfolio.
As at 31 December 2016, the Bank had gross non-accrual loans of $48.5 million, representing 1.3% of total gross loans, a slight decrease from the $65.3 million, or 1.6%, of total loans at year-end 2015. The decrease reflects the Bank’s maintenance and steady reduction in the level of non-accrual loans at year-end whilst working closely with clients prior to having difficulty servicing their debts. Net non-accrual loans were $36.7 million, equivalent to 1.0% of net loans, after specific provisions of $11.7 million, resulting in a specific provision coverage ratio of 24.2% compared to 29.3% at 31 December 2015. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) increased by $3.0 million to $14.2 million for the year ended 31 December 2016 primarily as a result of one commercial property in Bermuda which was previously a non-accrual loan moving to OREO.

Investment in Securities
The investment portfolio was $4.4 billion at 31 December 2016, compared to $3.2 billion at 31 December 2015. The increased portfolio size was funded through the increase in total deposits, which were used to purchase liquid US government and federal agency securities.
This resulted in the carrying value of US government and federal agency securities held for trading decreasing by $279.3 million, and the US government and federal agency securities available for sale increasing by $1.0 billion, with a further increase of $345.3 million in the fair value of US government and federal agency securities held to maturity.
The investment portfolio was made up of high quality assets with 93.7% invested in A-or-better-rated securities. The investment yield decreased year over year by 21 basis points to 1.95% at 31 December 2016 as a result of weakening long-term treasury rates, which particularly impact our floating rate investment portfolio. Total net unrealised losses were $36.4 million, compared to an unrealised gain of $0.7 million at year-end 2015. The significant increase in unrealised losses is largely attributable to a significant increase in long-term treasury rates in the last three months of 2016. The benchmark US 10-year treasury rate fell to its 52-week low in June 2016, and rebounded to its 52-week high in December 2016.

Deposits
Average deposits increased by $0.9 billion to $9.7 billion for the year ended 31 December 2016 from $8.9 billion during the year ended 31 December 2015. On a year-end basis, customer deposits increased $0.8 billion to $10.0 billion from $9.2 billion at year-end 2015.
Average Balance Sheet

	For the years ended 31 December
	2016			2015
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,655.3	9.8	0.37%	2,407.9	6.5	0.27%
Investment in securities	3,940.6	77.2	1.95%	3,217.0	69.6	2.16%
Loans	3,921.1	188.0	4.78%	4,026.7	186.5	4.63%
Interest earning assets	10,517.0	275.0	2.61%	9,651.6	262.6	2.72%
Other assets	343.4	—	—	371.5	—	—
Total assets	10,860.4	275.0	2.53%	10,023.1	262.6	2.62%
Liabilities
Deposits	7,733.8	(11.8)	(0.15)%	7,156.7	(18.4)	(0.26)%
Securities sold under agreement to repurchase	16.0	(0.1)	(0.73)%	2.1	—	—
Long-term debt	117.0	(4.5)	(3.84)%	117.0	(4.9)	(4.15)%
Interest bearing liabilities	7,866.8	(16.4)	(0.21)%	7,275.8	(23.3)	(0.32)%
Non-interest bearing current accounts	2,042.5	—	—	1,720.7	—	—
Other liabilities	123.7	—	—	196.8	—	—
Total liabilities	10,033.0	(16.4)	(0.16)%	9,193.3	(23.3)	(0.25)%
Shareholders’ equity	827.4	—	—	829.8	—	—
Total liabilities and shareholders’ equity	10,860.4	—	—	10,023.1	—	—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	2,650.2	—	—	2,375.8	—	—
Net interest margin		258.6	2.45%		239.3	2.48%

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were stable at $98.0 billion and $24.7 billion, respectively, whilst assets under management were $4.7 billion. This compares with $81.8 billion, $39.2 billion and $3.6 billion, respectively, at 31 December 2015. The increases in the trust assets under administration and assets under management are due to the recent acquisition of HSBC’s private banking investment management and trust businesses in Bermuda.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to excluded certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Quarter ended 31 December		Year ended 31 December
(in $ millions except per share amounts)	2016	2015	2016	2015
Net income	35.4	(2.3)	115.9	77.7
Dividends and guarantee fee of preference shares	(3.4)	(4.2)	(15.7)	(16.5)
Premium paid on preference shares redeemed for cancellation	(41.9)	—	(41.9)	—
Net income to common shareholders	(9.9)	(6.5)	58.4	61.2
Non-core (gains), losses and expenses
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(0.6)	—	(0.6)	—
Impairment of and gain on disposal of fixed assets (including software)	—	5.1	—	5.1
Change in unrealised (gains) losses on certain investments	—	1.7	—	0.7
Adjustment to holdback payable for a previous business acquisition	0.7	—	0.9	—
Total non-core (gains) losses	0.1	6.8	0.3	5.8
Non-core expenses
Early retirement programme, redundancies and other non-core compensation costs	—	6.6	1.8	8.2
Tax compliance review costs	—	0.4	1.6	3.8
Provision in connection with ongoing tax compliance review	—	4.8	0.7	4.8
Business acquisition costs	1.1	0.2	3.2	1.0
Restructuring charges and related professional service fees	0.5	2.5	6.3	2.5
Investigation of an international stock exchange listing costs	—	8.9	—	10.1
Cost of 2010 legacy option plan vesting and related payroll taxes	—	—	8.8	—
Total non-core expenses	1.6	23.3	22.4	30.4
Total non-core (gains), losses and expenses	1.7	30.1	22.7	36.2
Core net income	37.1	27.8	138.6	113.9
Core net income attributable to common shareholders	33.7	23.6	123.0	97.4

Average shareholders' equity	895.0	764.5	826.0	791.8
Less: average preference shareholders' equity	(137.1)	(182.9)	(168.8)	(182.9)
Average common equity	757.9	581.6	657.2	608.9
Less: average goodwill and intangible assets	(62.9)	(52.6)	(58.6)	(54.8)
Average tangible common equity	695.0	529.0	598.6	554.1
Core earnings per share fully diluted	0.62	0.50	2.48	1.95
Return on equity	(5.2)%	(4.4)%	8.9%	10.1%
Core return on average tangible common equity	19.3%	17.7%	20.5%	17.6%

(1)	Premium paid on preference share buy-back was not adjusted as management views the transaction as non-core.

(2)	Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

(3)
The core efficiency ratio is calculated using core revenue before other gains and losses and provisions for credit losses. However, as there were no non-core revenue items during the periods in the table above, revenue before other gains and losses and provisions for credit losses was used.

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results today at 10:00 a.m. Eastern Time. Callers may access the conference call by dialling +1 (866) 807 9684 (toll-free) or +1 (412) 317 5415 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website within two hours of the live call for 90 days.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:
Butterfield is specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services.

Butterfield is publicly traded on the New York Stock Exchange. Butterfield’s share price on the New York Stock Exchange is available on Bloomberg Financial Markets (symbol: NTB). Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange. Butterfield’s share price in Bermuda is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Michael Schrum                    Mark Johnson
Group Chief Financial Officer                Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 298 4758                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: michael.schrum@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com